Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Sep 29, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents		$193	$241
Accounts receivable	3	195	174
Taxes receivable		2	1
Inventory	4	234	224
Prepaids		18	11
		642	651
Non-current assets
Property, plant and equipment	14	1,458	1,421
Intangible assets		21	24
Deferred income tax assets		4	4
Other assets		5	3
		1,488	1,452
		$2,130	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$274	$282
Taxes payable		47	74
		321	356
Non-current liabilities
Long-term debt	5	549	548
Other liabilities	6	24	29
Deferred income tax liabilities		194	151
		767	728
Shareholders’ equity		1,042	1,019
		$2,130	$2,103
(See accompanying notes, including note 12 for commitments and contingencies)

Exhibit 99.2

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions, except per share information)	Note	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Sales	14	$640	$578	$1,923	$1,581
Cost of sales		(427)	(381)	(1,259)	(1,110)
General and administrative expenses		(4)	1	(14)	(7)
Depreciation and amortization	14	(34)	(27)	(100)	(78)
Loss on disposal of assets		—	(2)	—	(9)
Operating income		175	169	550	377
Non-operating expense:
Finance costs		(8)	(7)	(25)	(26)
Earnings before income tax		167	162	525	351
Income tax expense	8	(37)	(32)	(126)	(75)
Earnings		$130	$130	$399	$276
Earnings per common share	9
Basic		$1.50	$1.51	$4.61	$3.21
Diluted		1.49	1.50	4.58	3.18
(See accompanying notes)
Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$130	$399	$276
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	2	4	6	(2)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(3)	10	(13)	27
Other comprehensive (loss) income, net of tax	(1)	14	(7)	25
Comprehensive income	$129	$144	$392	$301
(See accompanying notes)

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Note	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Share capital
Balance, beginning of period		$1,356	$1,345	$1,350	$1,341
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	7	5	5	11	9
Balance, end of period	7	$1,361	$1,350	$1,361	$1,350
Merger reserve	7	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period		$7	$8	$8	$9
Stock options exercised	7	—	—	(1)	(1)
Balance, end of period		$7	$8	$7	$8
Retained earnings (deficit)
Balance, beginning of period		$121	$(282)	$(67)	$(402)
Earnings		130	130	399	276
Common share dividends		(298)	(35)	(379)	(61)
Balance, end of period(i)		$(47)	$(187)	$(47)	$(187)
Accumulated other comprehensive loss
Balance, beginning of period		$(182)	$(191)	$(176)	$(202)
Other comprehensive (loss) income		(1)	14	(7)	25
Balance, end of period	7	$(183)	$(177)	$(183)	$(177)
Shareholders’ equity		$1,042	$898	$1,042	$898
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	216	76
	$(47)	$(187)

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Note	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$130	$130	$399	$276
Items not affecting cash:
Depreciation and amortization	14	34	27	100	78
Deferred income tax	8	11	(3)	42	22
Loss on disposal of assets		—	2	—	9
Other items	10	9	12	11	8
		184	168	552	393
Net change in non-cash operating working capital balances	10	29	3	(45)	(52)
Net change in taxes receivable, taxes payable and investment tax credit receivable		15	32	(25)	45
		228	203	482	386
Investing activities
Investment in property, plant and equipment		(39)	(56)	(156)	(174)
Investment in intangible assets		—	—	(1)	(3)
		(39)	(56)	(157)	(177)
Financing activities
Common share dividends paid		(292)	(35)	(373)	(60)
Issue of common shares	7	—	4	4	7
Repayment of debt		—	—	—	(200)
		(292)	(31)	(369)	(253)
Foreign exchange revaluation on cash and cash equivalents held		(2)	3	(4)	9
Cash and cash equivalents
(Decrease) increase during period		(105)	119	(48)	(35)
Balance, beginning of period		298	7	241	161
Balance, end of period		$193	$126	$193	$126
(See accompanying notes, including note 10 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these condensed consolidated interim financial statements (interim financial statements) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At period-end, Brookfield's interest was approximately 40% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2017 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2017 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on October 31, 2018.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies

(i)	Financial Instruments
In July 2014, the International Accounting Standards Board (IASB) issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements. The revised accounting policy is as follows:
Revenue is recognized when control of the goods has transferred to the purchaser. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of f

Exhibit 99.2

reight. In all cases, product is subject to quality testing by Norbord to ensure it meets applicable standards prior to shipment.
(iii)Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its interim financial statements or accounting policy.
(iv)Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.
(d) Future Changes in Accounting Policies
(i)Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated.
Norbord has completed an initial assessment of the potential impact on its consolidated financial statements including an inventory of all outstanding leases and selecting a software tool for calculating and maintaining Norbord's lease inventory. The most significant impact identified is that Norbord will recognize new assets (right-of-use assets) and liabilities (lease liabilities) for its operating leases of property and equipment. In addition, the nature of expenses related to these leases will now change because IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No impact is expected for Norbord’s existing finance leases.
The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including Norbord’s borrowing rates at January 1, 2019, the composition of Norbord’s leases at that date, Norbord’s latest assessment of whether it will exercise any lease renewal options and the extent to which Norbord chooses to use practical expedients and recognition exemptions. Norbord is currently finalizing the potential impact of applying these practical expedients.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. Norbord does not expect IFRIC 23 to have any impact on its financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined

Exhibit 99.2

benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its accounting policy.

NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $174 million (December 31, 2017 – $153 million) in trade accounts receivable, and the Company recorded drawings of $nil as other long-term debt (December 31, 2017 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company chooses to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to total capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, there were no utilization charges (2017 – 1.5% to 2.6%).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at October 31, 2018, the Company’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Sep 29, 2018	Dec 31, 2017
Raw materials	$70	$68
Finished goods	78	74
Operating and maintenance supplies	86	82
	$234	$224
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $12 million (December 31, 2017 – $14 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Sep 29, 2018	Dec 31, 2017
Principal value
5.375% senior secured notes due December 2020	$240	$240
6.25% senior secured notes due April 2023	315	315
	555	555
Less: Unamortized debt issue costs	(6)	(7)
	$549	$548
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is

Exhibit 99.2

May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.
At period-end, none of the revolving bank lines were drawn as cash, $15 million (December 31, 2017 – $19 million) was utilized for letters of credit and guarantees and $230 million (December 31, 2017 – $226 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 6. OTHER LIABILITIES

(US $ millions)	Sep 29, 2018	Dec 31, 2017
Defined benefit pension obligation	$12	$20
Accrued employee benefits	7	6
Reforestation obligation	2	2
Other	3	1
	$24	$29

NOTE 7. SHAREHOLDERS’ EQUITY
Share Capital

	9 mos 2018		9 mos 2017
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	86.4	$1,350	85.8	$1,341
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.4	11	0.6	9
Common shares outstanding, end of period	86.8	$1,361	86.4	$1,350
Dividend Reinvestment Plan
Year-to-date, $6 million of dividends were reinvested in common shares (2017 – less than $1 million).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance as consideration and the book value of Ainsworth’s net assets exchanged.
Stock Options
Year-to-date, 0.2 million stock options were granted (2017 – 0.2 million stock options) and stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2017 – less than $1 million).

Year-to-date, 0.3 million common shares (2017 – 0.6 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $4 million (2017 – $7 million) plus $1 million (2017 – $1 million) representing the vested amount of stock options transferred from contributed surplus.

Exhibit 99.2

Accumulated Other Comprehensive Loss

(US $ millions)	Sep 29, 2018	Dec 31, 2017
Foreign currency translation loss on foreign operations, net of tax of $(5) (December 31, 2017 – $(5))	$(151)	$(138)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2017 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $8 (December 31, 2017 – $9)	(24)	(30)
Accumulated other comprehensive loss, net of tax	$(183)	$(176)

NOTE 8. INCOME TAX
Income tax expense recognized in the statement of earnings comprises the following:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Current income tax expense	$26	$35	$84	$53
Deferred income tax expense	11	(3)	42	22
	$37	$32	$126	$75

NOTE 9. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings available to common shareholders	$130	$130	$399	$276
Common shares (millions):
Weighted average number of common shares outstanding	86.7	86.2	86.6	86.1
Dilutive stock options(1)	0.5	0.7	0.5	0.6
Diluted number of common shares	87.2	86.9	87.1	86.7
Earnings per common share:
Basic	$1.50	$1.51	$4.61	$3.21
Diluted	1.49	1.50	4.58	3.18
(1)Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. At period-end, there were nil stock options (September 30, 2017 – 0.1 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Stock-based compensation	$1	$1	$3	$3
Pension funding greater than expense	—	—	(2)	(2)
Cash interest paid less than interest expense	8	7	8	1
Amortization of debt issue costs	1	1	2	2
Unrealized (gain) loss on outstanding currency forwards	(2)	4	(1)	1
Unrealized foreign exchange loss (gain) on translation of monetary balances	1	2	(1)	2
Other	—	(3)	2	1
	$9	$12	$11	$8

Exhibit 99.2

The net change in non-cash operating working capital balances comprises:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Cash provided by (used for):
Accounts receivable	$18	$(16)	$(25)	$(53)
Prepaids	(8)	(5)	(6)	(2)
Inventory	8	11	(16)	(9)
Accounts payable and accrued liabilities	11	13	2	12
	$29	$3	$(45)	$(52)
Cash interest and income taxes comprise:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Cash interest paid	$—	$—	$17	$25
Cash interest received	(2)	—	(3)	—
Cash income taxes paid	15	—	116	3
Cash income taxes received	(5)	—	(8)	(1)
The net change in financial liabilities comprises:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Long-term debt	$—	$1	$1	$(198)
Accrued interest on long-term debt	8	9	7	2
Net increase (decrease) in financial liabilities	$8	$10	$8	$(196)
Cash and non-cash movements in financial liabilities comprise:

(US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Cash movements:
Repayment of debt	$—	$—	$—	$(200)
Interest paid	—	—	(17)	(25)
	—	—	(17)	(225)
Non-cash movements:
Amortization of debt issue costs	1	1	2	2
Interest expense	7	9	23	27
	8	10	25	29
Net increase (decrease) in financial liabilities	$8	$10	$8	$(196)

Exhibit 99.2

NOTE 11. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Sep 29, 2018		Dec 31, 2017
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$193	$193	$241	$241
Accounts receivable	Amortised cost	195	195	174	174
Other assets	Amortised cost	3	3	2	2
		$391	$391	$417	$417
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$274	$274	$282	$282
Long-term debt(1)	Amortised cost	555	572	555	597
Other liabilities	Amortised cost	24	24	29	29
		$853	$870	$866	$908
(1) Principal value of long-term debt excluding debt issue costs of $6 million (2017 – $7 million) (note 5).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below.
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $97 million (December 31, 2017 – C $41 million) in place to sell US dollars and buy Canadian dollars with maturities in October 2018. The fair value of these contracts at period-end is an unrealized gain of $1 million (December 31, 2017 – an unrealized gain of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end. During the quarter, realized losses on the Company's matured hedges were $1 million (2017 – realized gains of $8 million). Year-to-date, net realized losses on the Company’s matured hedges were $2 million (2017 – net realized gains of $6 million).

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €15 million (December 31, 2017 – €60 million) in place to buy Pounds Sterling and sell Euros with maturities between October 2018 and December 2018. The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2017 – unrealized gain of less than $1 million). During the quarter, net realized losses on the Company's matured hedges were less than $1 million (2017 – $nil). Year-to-date, net realized losses on the Company's matured hedges were less than $1 million (2017 – $nil).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 12. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

Exhibit 99.2

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$33	$49	$48	$130
Operating leases	7	11	6	24
Reforestation obligations	1	1	—	2
	$41	$61	$54	$156
Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 13. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2017 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $23 million (2017 – $24 million) were made to Interex. Year-to-date, net sales of $72 million (2017 – $54 million) were made to Interex. At period-end, $3 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million) and is included in other assets.

Exhibit 99.2

NOTE 14. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q3 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$508	$132	$—	$640
EBITDA(1)	190	23	(4)	209
Depreciation and amortization	29	5	—	34
Additions to property, plant and equipment	37	4	—	41

				Q3 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$464	$114	$—	$578
EBITDA(1)	182	13	1	196
Depreciation and amortization	24	3	—	27
Additions to property, plant and equipment	31	42	—	73

				9 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,533	$390	$—	$1,923
EBITDA(1)	602	62	(14)	650
Depreciation and amortization	84	16	—	100
Additions to property, plant and equipment	130	14	—	144
Property, plant and equipment	1,208	250	—	1,458

				9 mos 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,262	$319	$—	$1,581
EBITDA(1)	434	28	(7)	455
Depreciation and amortization	68	10	—	78
Additions to property, plant and equipment	90	98	—	188
Property, plant and equipment(2)	1,168	253	—	1,421
 (1) EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, income tax, depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2) Balance as at December 31, 2017.